Exhibit 99.1

The China Center for Drug Evaluation, National Medical Products Administration Has Recommended Breakthrough Therapy Designation for ciltacabtagene autoleucel (cilta-cel, LCAR-B38M CAR-T Cells), an Investigational BCMA CAR-T Cell Therapy

First investigational product being recommended for Breakthrough Therapy Designation in China

SOMERSET, NJ, August 5, 2020 – Legend Biotech Corporation (NASDAQ: LEGN) announced today that the China Center for Drug Evaluation, National Medical Products Administration (CDE, NMPA) has recommended Breakthrough Therapy Designation (BTD) for ciltacabtagene autoleucel (cilta-cel; LCAR-B38M CAR-T cells), an investigational B-cell maturation antigen (BCMA) targeted chimeric antigen receptor (CAR) T-cell therapy being studied for the treatment of adults with relapsed or refractory multiple myeloma (RRMM).

The BTD for cilta-cel (LCAR-B38M CAR-T cells) is based on the ongoing Phase 2 CARTIFAN-1 study being conducted in China (MMY2002, NCT03758417, CTR20181007), the ongoing Phase 1b/2 CARTITUDE-1 study of cilta-cel (JNJ-4528) being conducted in the US (MMY2001, NCT03548207) and Japan and the Phase 1, first-in-human LEGEND-2 study conducted in China (NCT03090659). Ciltacabtagene autoleucel (cilta-cel) refers to both LCAR-B38M CAR-T cells and JNJ-4528. LCAR- B38M CAR-T cell identifies the investigational product being studied in China and JNJ-4528 identifies the investigational product being studied outside of China, both of which are representative of the same CAR-T cell therapy.

The BTD procedure is part of the recently revised Drug Registration Regulation which went into effect on July 1, 2020. The BTD process is designed to expedite the development and review of therapies that are intended for treatment of serious diseases for which there is no existing treatment and where preliminary evidence indicates advantages of the therapy over available treatment options.1 Cilta-cel is the first product that has been recommended for BTD in China.2 As per the working procedure for BTD (2020 No.82) issued by NMPA on July 8, 2020, CDE had completed the review and recommended to grant the BTD on August 4th, and BTD will be granted after 5 working days of publicity period (August 5 to 12) on the CDE website.

In December 2017, Legend Biotech entered into a worldwide collaboration and license agreement with Janssen Biotech, Inc., one of the Janssen Pharmaceutical Companies of Johnson & Johnson, to jointly develop and commercialize cilta-cel in patients with multiple myeloma. Cilta-cel is a structurally differentiated CAR-T cell therapy containing a 4-1BB co-stimulatory domain and two BCMA-targeting single domain antibodies designed to confer avidity.

“Breakthrough designation recommendation by the China CDE of NMPA represents an important regulatory milestone in the continued development of cilta-cel in multiple myeloma patients in China,” said Frank Zhang, PhD, CEO of Legend Biotech. “Legend, in collaboration with Janssen, will continue to advance this investigational therapy in China and globally.”

Previously, the following regulatory designations have been granted to Janssen for cilta-cel:

•	In July 2020, the Korea Ministry of Food and Drug Safety granted orphan drug designation.[3]

•	In June 2020, the Japan Ministry of Health, Labor and Welfare granted orphan drug designation.[4]

•	In February 2020, the European Commission granted orphan designation.[5]

•	In December 2019, the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation.[6]

•	In April 2019, the European Medicines Agency granted Janssen a PRIME (PRIority MEdicines) designation.[7]

•	In February 2019, the FDA granted Janssen orphan drug designation for the treatment of multiple myeloma.[8]

About the Clinical Development Program

CARTIFAN-1

The Phase 2 CARTIFAN-1 confirmatory trial (MMY2002, NCT03758417, CTR20181007) is being conducted in China to further evaluate cilta-cel (LCAR-B38M CAR-T cells) in patients with RRMM who have received at least 3 prior lines of therapy and have received a proteasome inhibitor (PI) and an immunomodulatory drug (IMiD®); and documented disease progression within 12 months of starting the most recent therapy.9

CARTITUDE-1

Cilta-cel (JNJ-4528) is currently being investigated in the Phase 1b/2 CARTITUDE-1 (MMY2001, NCT03548207) pivotal study conducted in US and Japan for the treatment of patients with multiple myeloma who have received at least 3 prior lines of therapy or are double refractory to a PI and IMiD®; received a PI, an IMiD and anti-CD38 antibody; and documented disease progression within 12 months of starting the most recent therapy.10

CARTITUDE-2

The global, multi-cohort Phase 2 CARTITUDE-2 (MMY2003, NCT04133636) study of cilta-cel (JNJ- 4528) is actively recruiting patients with multiple myeloma in various clinical settings. This study is being conducted to evaluate the overall minimal residual disease (MRD) negative rate of participants who receive JNJ-4528 to further explore efficacy and safety in earlier patient populations.11

CARTITUDE-4

The global, Phase 3 CARTITUDE-4 (MMY3002, NCT04181827) study of cilta-cel (JNJ-4528) is actively recruiting patients with multiple myeloma who have received 1-3 prior lines of therapy including a PI and IMiD and are refractory to lenalidomide. The study is being conducted to evaluate the efficacy of JNJ-4528 compared to standard therapies7 including daratumumab, pomalidomide and low-dose dexamethasone (DPd) or pomalidomide, bortezomib and low-dose dexamethasone (PVd).12

LEGEND-2

LEGEND-2 (NCT03090659) is an ongoing, Phase 1, single-arm, open-label, first-in-human, study of 74 patients being conducted at four participating hospitals in China evaluating the efficacy and safety of LCAR-B38M CAR-T cells for the treatment of patients with relapsed or refractory multiple myeloma.13

About Multiple Myeloma

Multiple myeloma is an incurable blood cancer that starts in the bone marrow and is characterized by an excessive proliferation of plasma cells.14

Although treatment may result in remission, unfortunately, patients will most likely relapse as there is currently no cure.15 Refractory multiple myeloma is when a patient’s disease is non- responsive or progresses within 60 days of their last therapy.16,17 Relapsed myeloma is when the disease has returned after a period of initial, partial or complete remission and does not meet the definition of being refractory.18 While some patients with multiple myeloma have no symptoms at all, most patients are diagnosed due to symptoms that can include bone problems, low blood counts, calcium elevation, kidney problems or infections.19 Patients who relapse after treatment with standard therapies, including protease inhibitors and immunomodulatory agents, have poor prognoses and few treatment options available.20

About Legend Biotech

Legend Biotech is a global clinical-stage biopharmaceutical company engaged in the discovery and development of novel cell therapies for oncology and other indications. Our team of over 700 employees across the United States, China and Europe, along with our differentiated technology, global development and manufacturing strategies and expertise, provides us with the strong potential to discover, develop and commercialize best-in-class cell therapies for patients in need.

We are engaged in a strategic collaboration with Janssen Biotech to develop and commercialize our lead product candidate, cilta-cel, an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. This candidate is currently being studied in registrational clinical trials.

To learn more about Legend Biotech, visit us on LinkedIn, or on Twitter @LegendBiotech or at www.legendbiotech.com.

Cautions Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995 relating to the business of Legend Biotech Corporation, including express or implied discussions regarding product development, the potential benefits and treatment impact of LCAR-B38M CAR-T cells/JNJ-4528, and the regulatory approval process for these product candidates. Such forward-looking statements reflect the current views of Legend’s management regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, among other things, uncertainties involved in the development of new pharmaceutical products; unexpected clinical trial results, including additional analysis of existing clinical data or unexpected new clinical data; unexpected regulatory actions or delays or government regulation generally; Legend’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the uncertainties involved in the U.S. litigation process; competition in general; government, industry, and general public pricing and other political pressures, and the other factors discussed in the “Risk Factors” section of Legend Biotech’s prospectus filed with the Securities and Exchange Commission on June 8, 2020. Any forward-looking statements contained in this press release speak only as of the date hereof, and Legend Biotech specifically disclaims any obligation to update any forward- looking statement, whether as a result of new information, future events or otherwise.

For Medical Affairs inquiries, please contact:

Tonia Nesheiwat, Executive Director, Medical Affairs, Legend Biotech tonia.nesheiwat@legendbiotech.com or medicalinformation@le gendbiotech.com

For Media and Investor Relations inquiries, please contact:

Jessie Yeung, Head of Corporate Finance and Investor Relations, Legend Biotech jessie.yeung@legendbiotech.com or investor@legendbiote ch.com

References

1.	China Drug Registration Regulation: http://www.gov.cn/gongbao/content/2020/content_ 5512563.htm
2.	Proposed Breakthrough Therapy Type Announcement: http://www.cde.org.cn/news.do?method=ch angePage&pageName=service&frameStr=26. Accessed August 2020
3.	Korea Ministry of Food and Drug Safety. https://www.mfds.go.kr/brd/m_76/view.do?seq=14749. Accessed August 2020.
4.	Japan Ministry of Health, Labor and Welfare. https://www.mhlw.go.jp/hourei/doc/tsuchi/T200629I0030.p df. Accessed August 2020.
5.

European Medicines Agency. Public summary of opinion on orphan designation. Available at: https://www.ema.europa.eu/en/documents/orph an-designation/eu/3/20/2252-public-summary-posit ive- opinion-orphan-designation-autologo us-human-t-cells-genetically_en.pdf. Accessed August 2020.

6.

Legendbiotech.com. U.S. Food and Drug Administration Grants Breakthrough Therapy Designation for JNJ-68284528, an Investigational BCMA CAR-T Cell Therapy. Available at: https://www.legendbiotech.com/pdf/JNJ4528_Breakth rough_Therapy_Designation_Release.pdf. Accessed August 2020.

7.

Legendbiotech.com. European Medicines Agency Grants Janssen PRIME Designation for JNJ-68284528 (LCAR-B38M), an Investigational BCMA CAR-T Therapy Discovered by Legend Biotech. Available at: https://www.legendbiotech.com/pdf/Legend_LCAR_PRIME_Designation_Press%20Release_4-1-2019.pdf. Accessed August 2020.

8.	Accessdata.fda.gov. U.S. Food & Drug Administration. Available at: https://www.accessdata.fda.gov/scripts/opdlisting/oopd /detailedIndex.cfm?cfgridkey=20186721. Accessed August 2020.
9.	CARTIFAN-1 (NCT03758417). Available: https://clinicaltrials.gov/ct2/show/NCT03758417. Accessed August 2020.
10.	CARTITUDE-1 (NCT03548207). Available: https://clinicaltrials.gov/ct2/show/NCT03548207. Accessed August 2020.
11.	CARTITUDE-2 (NCT04133636). Available: https://clinicaltrials.gov/ct2/show/NCT04133636. Accessed August 2020.

12.	CARTITUDE-4 (NCT041818270. Available: https://clinicaltrials.gov/ct2/show/NCT04181827 . Accessed August 2020.
13.	LEGEND-2 (NCT03090659). Available: https://clinicaltrials.gov/ct2/show/NCT03090659. Accessed August 2020.
14.	American Society of Clinical Oncology. Multiple myeloma: introduction. Available at: https://www.cancer.net/cancer-types/multiple-myeloma/introduction. Accessed August 2020
15.	Abdi J, Chen G, Chang H, et al. Drug resistance in multiple myeloma: latest findings and new concepts on molecular mechanisms. Oncotarget. 2013;4:2186–2207.
16.	National Cancer Institute. NCI dictionary of cancer terms: refractory. Available: https://www.cancer.gov/publications/diction aries/cancer-terms?CdrID=350245. Accessed August 2020.
17.	Richardson P, Mitsiades C, Schlossman R, et al. The treatment of relapsed and refractory multiple myeloma. Hematology Am Soc Hematol Educ Program. 2007:317-23.
18.	National Cancer Institute. NCI dictionary of cancer terms: relapsed. Available at: https://www.cancer.gov/publications/diction aries/cancer-terms?CdrID=45866. Accessed August 2020.
19.	American Cancer Society. Multiple myeloma: early detection, diagnosis and staging. Available at: https://www.cancer.org/content/dam/CRC/PDF/ Public/8740.00.pdf. Accessed August 2020.
20.

Kumar SK, Lee JH, Lahuerta JJ, et al. Risk of progression and survival in multiple myeloma relapsing after therapy with IMiDs and bortezomib: a multicenter international myeloma working group study. Leukemia. 2012;26:149-57.